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                       UNITED STATES                     OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION      OMB Number:  3235-0145
                   WASHINGTON, D.C. 20549           Expires: October 31, 1994
                                                    Estimated average burden
                                                    hours per response...14.90

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No.     1     )*

                             MIDSOUTH CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   598041 10 1
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

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CUSIP No.    598041 10 1          13G                Page   2   of   5   Pages

                               AMENDMENT NO. 1


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 39-0509570

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 WISCONSIN

 NUMBER OF                5.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                               0
  OWNED BY
    EACH                  6.       SHARED VOTING POWER
 REPORTING
  PERSON                                   0
   WITH
                          7.       SOLE DISPOSITIVE POWER

                                           0

                          8.       SHARED DISPOSITIVE POWER

                                           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 0%

12.      TYPE OF REPORTING PERSON*

                 IC




                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.    598041 10 1            13G              Page   3   of   5   Pages
                               AMENDMENT NO. 1

ITEM 1

         (a)     Name of Issuer:  MIDSOUTH CORPORATION

         (b)     Address of Issuer's Principal Executive Offices:
                 111 EAST CAPITOL STREET, JACKSON, MISSISSIPPI 39201

ITEM 2

         (a)     Name of Person Filing:  THE NORTHWESTERN MUTUAL LIFE INSURANCE
                 COMPANY

         (b) Address of Principal Business Office: 720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202

         (c)     Citizenship:  WISCONSIN

         (d)     Title of Class of Securities:  COMMON STOCK

         (e)     CUSIP Number:  598041 10 1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)     [ ] Broker or Dealer registered under Section 15 of the Act

         (b)     [ ] Bank as defined in section 3(a)(6) of the Act

         (c)     [X] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

         (g)     [ ] Parent Holding Company, in accordance with Rule 13d-1(b)
                 (ii)(G) (Note:  See Item 7)

         (h)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)(1)


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CUSIP No.    598041 10 1           13G              Page   4   of   5   Pages
                               AMENDMENT NO. 1

ITEM 4   OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)     Amount Beneficially Owned         0

         (b)     Percent of Class                  0%

         (c)     Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote       0

                 (ii)  shared power to vote or to direct
                       the vote                                       0

                 (iii) sole power to dispose or to direct the
                       disposition of                                 0

                 (iv)  shared power to dispose or to direct
                       the disposition of                             0

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d- 3(d)(1).

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ X ].

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                      N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED A SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                      N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                      N/A


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CUSIP No.    598041 10 1              13G           Page   5   of   5   Pages
                               AMENDMENT NO. 1

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                                      N/A

ITEM 10  CERTIFICATION

ITEM 11  EXHIBIT 99

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.


                                        February 3, 1994
                                               Date


                                        THE NORTHWESTERN MUTUAL LIFE
                                        INSURANCE COMPANY


                                        By:  CAROL L. KRACHT
                                        Carol L. Kracht
                                        Assistant General Counsel